Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Nine Months Ended September 30,
2017
Earnings available for fixed charges, as defined:
Net income	$361,618
Tax expense based on income	218,200
Fixed charges	167,745
Earnings available for fixed charges, as defined	$747,563
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$160,307
Estimated interest cost within rental expense	2,838
Amortization of net debt premium, discount, and expenses	4,600
Total fixed charges, as defined	$167,745
Ratio of earnings to fixed charges	4.46
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$2,565
Adjustment to pretax basis	1,548
$4,113

Combined fixed charges and preferred stock dividend requirements	$171,858
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.35